Michael H. Mitchell Partner	1717 Rhode Island Ave, N.W. Washington, D.C. 20036 T 202.478.6446 F 202.478.6447 mitchell_DC@chapman.com

May 11, 2021

Mr. Arthur C. Sandel, Esq.

Special Counsel

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WF Card Funding, LLC

   WF Card Issuance Trust

   Registration Statement on Form SF-3

   File Nos. 333-251538 and 333-251538-01

Dear Mr. Sandel:

In connection with the review of the above-referenced Registration Statement on Form SF-3 (the “Registration Statement”), we are pleased to transmit herewith through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on behalf of WF Card Funding, LLC (“Funding” or the “Registrant”), as depositor to WF Card Issuance Trust. We have reviewed your letter dated January 12, 2021 (the “Comment Letter”) providing comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement initially filed on December 21, 2020. The Registrant’s responses to the Staff’s comments are set forth below. Capitalized terms used in this letter without definition have the meanings given to those terms in the form of prospectus contained in the Registration Statement. References to “we,” “us,” “our” and other similar pronouns in this letter refer to the Registrant, or to the Registrant and its affiliated transaction participants, as applicable.

For your convenience, a copy of each Staff comment is included below in bold-face font, followed by the Registrant’s response.

Chicago    New York    Salt Lake City    San Francisco    Washington, DC

Mr. Arthur C. Sandel, Esq.

May 11, 2021

Registration Statement on Form SF-3

General

Comment 1.

Please confirm that you will file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement no later than the date the final prospectus is required to be filed under Rule 424 of the Securities Act. Refer to Item 1100(f) of Regulation AB.

Response 1.

We confirm that we will file the finalized agreements required to be filed as exhibits to the Registration Statement, including exhibits to those agreements, as exhibits to the Registration Statement or under cover of Form 8-K and incorporated by reference into the Registration Statement no later than the date the related final prospectus is required to be filed pursuant to Rule 424 of the Securities Act.

Form of Prospectus

Forward-Looking Statements

Comment 2.

We note your statement that you undertake no obligation to update publicly or revise any forward-looking statement. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

Response 2.	We have revised this disclosure to acknowledge our obligation to update publicly or revise forward-looking statements contained in the prospectus to the extent required by law.

The Receivables Purchase Agreement

Repurchase Obligations, page 168

Comment 3.

We note that Wells Fargo Bank, National Association (“WFBNA”), as sponsor, has an obligation to repurchase a receivable for a breach of any representation. Please confirm that you will provide information regarding WFBNA’s financial condition if there is a material risk that the ability of WFBNA to comply with the repurchase provisions could have a material

Mr. Arthur C. Sandel, Esq.

May 11, 2021

impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.

Response 3.	We confirm that we will provide information regarding the financial condition of WFBNA, as sponsor, when and as required by Item 1104(f) of Regulation AB.

The Transfer Agreement

The Receivables, page 169

Comment 4.

We note that the receivables held by the issuing entity may include receivables that are contractually delinquent. Please tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.1(e) of Form SF-3.

Response 4.

We will meet the delinquent asset limitation requirement under General Instruction I.B.1(e) of Form SF-3 by confirming in connection with each takedown that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the relevant measurement date (i.e., the date as of which delinquency and loss information is presented in the final prospectus for the related asset-backed securities).

Requirements for the SEC Shelf Registration

Dispute Resolution, page 190

Comment 5.

We note your disclosure on page 193 that the indenture trustee is not obligated to exercise any of its rights or powers under the indenture, or to institute, conduct or defend any litigation or any proceeding (including any arbitration or mediation provided for under these dispute resolution provisions), at the request or direction of any of the noteholders unless such noteholders offer the indenture trustee reasonable indemnity. Please revise your disclosure to state that the indemnity condition is not applicable to the noteholders’ ability to exercise their rights pursuant to the investor communication, asset representations review, and dispute resolution shelf-eligibility requirements in General Instruction I.B.1(b), (c), and (d) of Form SF-3. Alternatively, please advise.

Response 5.

Noteholders are not required to offer the indenture trustee indemnity to exercise their rights relating to an asset representations review or their right to communicate with other investors in the notes. We have revised this disclosure

Mr. Arthur C. Sandel, Esq.

May 11, 2021

and the transaction terms to reflect that noteholders are not required to offer the indenture trustee indemnity to exercise their rights relating to the dispute resolution provisions.

Consumer Protection Laws and Certain Other Regulatory Matters

Certain Regulatory Matters, page 194

Comment 6.

We note your disclosure about regulatory matters that could impact WFBNA’s financial condition. Please confirm that you will provide information about the financial condition of WFBNA, as sponsor, servicer and originator, to the extent that there is a material risk that the effect on its ability to comply with the provisions in the transaction agreements relating to the repurchase obligations and servicing for those assets resulting from such financial condition could have a material impact on pool performance or performance of the asset-backed securities. Refer to Items 1104(f), 1108(b)(4), and 1110(c) of Regulation AB.

Response 6.

We confirm that we will provide information regarding the financial condition of WFBNA, as sponsor, servicer and originator, when and as required by Items 1104(f), 1108(b)(4) and 1110(c) of Regulation AB, respectively.

Part II – Information Note Required in Prospectus

Item 14. Exhibits, Page II-3

Comment 7.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Response 7.	We have filed our remaining exhibits with Amendment No. 1.

Mr. Arthur C. Sandel, Esq.

May 11, 2021

*    *    *    *    *

The Registrant hopes the Staff will find the above responses and Amendment No. 1 filed through the EDGAR system responsive to its comments. If you have any questions concerning these responses, please do not hesitate to contact me, by phone at 202.478.6446 or by email at mitchell_DC@chapman.com, or Mitchell Naumoff, by phone at 202.478.6474 or by email at naumoff@chapman.com.

Sincerely,

/s/ Michael H. Mitchell

Michael H. Mitchell

Enclosures

cc:	Michelle Stasny, Esq.

Securities and Exchange Commission

cc:	Mitchell Naumoff, Esq.

Chapman and Cutler LLP